# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SAMSARA INC., CIK 0001642896
CUSIP: 79589L106
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1 DE HARO STREET, SAN FRANCISCO, California (CA), 94107
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001895111

## Reporting persons
- Sanjit Biswas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,475,526; shared voting power 93,009,292; sole dispositive power 8,475,526; shared dispositive power 93,009,292; aggregate amount beneficially owned 101,484,818 (21.6% of the class)
  Comment: (1) With respect to Rows 5, 7, and 9, includes: (a) 59,351 shares of Class B Common Stock held of record by Sanjit Biswas, Trustee of The Sanjit Biswas 2024 Annuity Trust u/a/d 3/22/2024, of which the Reporting Person may be deemed to have voting or dispositive power; (b) 474,833 shares of Class B Common Stock held of record by Sanjit Biswas, Trustee of The Sanjit Biswas 2025 Annuity Trust u/a/d 3/25/2025, of which the Reporting Person may be deemed to have voting or dispositive power; (c) 3,750,000 shares of Class B Common Stock held of record by Sanjit Biswas, Trustee of The Sanjit Biswas 2026 Annuity Trust u/a/d 3/31/2026, of which the Reporting Person may be deemed to have voting or dispositive power; and (d) options to purchase 4,191,342 shares of Class B Common Stock, all of which are exercisable by Mr. Biswas within 60 days of March 31, 2026.
  
  (2) With respect to Rows 6, 8, and 9, consists of: (a) 1,252,376 shares of Class A Common Stock and 65,733,769 shares of Class B Common Stock held of record by SB and HB, Co-Trustees of the Biswas Family Trust u/a/d 7/13/2012, of which the Reporting Person may be deemed to have voting or dispositive power; (b) 47,000 shares of Class A Common Stock and 3,890,813 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Biswas Trust I u/a/d 11/11/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (c) 217,137 shares of Class A Common Stock and 16,297,416 shares of Class B Common Stock held of record by Jordan Park Trust Company, LLC, Trustee of The Biswas Trust II u/a/d 10/14/2021, of which the Reporting Person may be deemed to have voting or dispositive power; (d) 1,286,597 shares of Class B Common Stock held of record by Mr. Biswas's spouse; (e) 59,351 shares of Class B Common Stock held of record by HB, Trustee of The HB 2024 Annuity Trust u/a/d 3/22/2024, of which the Reporting Person may be deemed to have voting or dispositive power; (f) 474,833 shares of Class B Common Stock held of record by HB, Trustee of The HB 2025 Annuity Trust u/a/d 3/25/2025, of which the Reporting Person may be deemed to have voting or dispositive power; and (g) 3,750,000 shares of Class B Common Stock held of record by HB, Trustee of The HB 2026 Annuity Trust u/a/d 3/31/2026, of which the Reporting Person may be deemed to have voting or dispositive power.
  
  (3) With respect to Rows 5, 6, 7, 8, and 9, each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at the option of the holder and has no expiration date. Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.
  
  (4) With respect to Row 11, pursuant to Rule 13d-3(d)(1)(i), the percentage is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by Mr. Biswas and related stockholders listed in notes (1) and (2) above, but not any of the shares of Class B Common Stock held by any other person). Percentage ownership is calculated based on 370,418,108 shares of Class A Common Stock of the Issuer outstanding as of March 31, 2026.

## Item 1. Issuer
Name of issuer: SAMSARA INC.
Address of issuer's principal executive offices: 1 DE HARO STREET, SAN FRANCISCO, CA, 94107.

## Item 2. Person Filing
Name of person filing: Sanjit Biswas
Address of principal business office or, if none, residence:
1 De Haro Street
San Francisco, CA 94107
Citizenship: The Reporting Person is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sanjit Biswas: /s/ Sanjit Biswas, Sanjit Biswas (05/13/2026)